Exhibit 12.1

Wells Real Estate Investment Trust II, Inc.

Computation of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Pro Forma Three Months Ended March 31, 2011	Pro Forma Year ended December 31, 2010
	2010	2009	2008	2007	2006
	(in thousands)

Earnings

Pre-tax income (loss) from continuing operations	$24,214	$40,156	$(23,525)	$(4,178)	$11,381	$2,453	$2,786	$3,827	$27,971
Fixed charges	90,956	93,113	81,392	51,529	44,160	23,724	23,013	28,645	111,456

Distributed Income of Equity Investees	(74)	(153)	168	(30)	(501)	(4)	(18)	(4)	(74)

Total earnings	$115,096	$133,116	$58,035	$47,321	$55,040	$26,173	$25,781	$32,468	$139,353

Fixed Charges

Interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness	$88,914	$91,028	$79,648	$49,950	$42,912	$23,239	$22,466	$28,160	$109,454
Capitalized interest	2,042	2,085	1,744	1,579	1,248	485	547	485	2,042

Total fixed charges	$90,956	$93,113	$81,392	$51,529	$44,160	$23,724	$23,013	$28,645	$111,456

Ratio of earnings to fixed charges(1)	1.27	1.43	.71	.92	1.25	1.10	1.12	1.13	1.25